

Modern Times, LLC

Financial Report
December 31, 2016

RSM

Contents



RSM US LLP

Independent Auditor's and Accountant's Report

To the Board of Managers
Modern Times, LLC
San Diego, California

Report on the Balance Sheet
We have audited the accompanying balance sheet of Modern Times, LLC (the Company) as of December 31, 2016, and the related notes to the financial statement (the balance sheet).

Management's Responsibility for the Balance Sheet
Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP); this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the balance sheet. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the balance sheet, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the balance sheet.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Modern Times, LLC as of December 31, 2016 in accordance with U.S. GAAP.

Report on Statements of Income, Members' Equity and Cash Flows
We have reviewed the accompanying statements of income, members' equity and cash flows for the year ended December 31, 2016, and the related notes to the financial statements (collectively, the financial statements). A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

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Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying statements of income, members' equity and cash flows of the Company in order for them to be in accordance with accounting principles generally accepted in the United States of America.

RSM US LLP

San Diego, California
March 29, 2017

Modern Times, LLC

Balance Sheet (Audited)
December 31, 2016
See Independent Auditor's and Accountant's Report

Assets

Current assets:		
Cash and cash equivalents	$	2,167,017
Accounts receivable		1,014,866
Inventory		1,284,903
Prepaid expenses and other current assets		622,205
Total current assets		5,088,991
Property and equipment, net		4,627,462
Deposits		149,889
Total assets	$	9,866,342

Liabilities and Members' Equity

Current liabilities:		
Accounts payable	$	897,495
Accrued expenses and other current liabilities		529,013
Deferred revenue		229,964
Current portion of notes payable		761,969
Other		2,853
Total current liabilities		2,421,294
Notes payable, less current portion		2,215,188
Other		66,363
Total liabilities		4,702,845
Commitments and contingencies (Note 6)		
Members' equity		5,163,497
Total liabilities and members' equity	$	9,866,342

See notes to financial statements.

Modern Times, LLC

Statement of Income (Reviewed)
Year Ended December 31, 2016
See Independent Auditor's and Accountant's Report

Revenue	$	14,856,950
Less: excise taxes		161,782
Net revenue		14,695,168
Cost of sales		7,703,935
Gross profit		6,991,233
Selling, general and administrative expenses		4,332,044
Income from operations		2,659,189
Other income (expense):		
Interest expense		(139,926)
Other income, net		171,598
Total other income		31,672
Net income	$	2,690,861

See notes to financial statements.

Modern Times, LLC

Statement of Members' Equity (Reviewed)
Year Ended December 31, 2016
See Independent Auditor's and Accountant's Report

	Class A		Class B		Accumulated	Total
	Units	Amount	Units	Amount	Earnings	Members' Equity
Balance, January 1, 2016	25	$ 1,250,000	27.5	$ -	$ 1,445,034	$ 2,695,034
Member distributions	-	-	-	-	(222,398)	(222,398)
Net income	-	-	-	-	2,690,861	2,690,861
Balance, December 31, 2016	25	$ 1,250,000	27.5	$ -	$ 3,913,497	$ 5,163,497

See notes to financial statements.

Modern Times, LLC

Statement of Cash Flows (Reviewed)
Year Ended December 31, 2016
See Independent Auditor's and Accountant's Report

Cash flows from operating activities:		
Net income	$	2,690,861
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		882,580
Loss on sale of property and equipment		45,050
Changes in operating assets and liabilities:		
Accounts receivable		(566,534)
Inventory		(803,163)
Prepaid expenses and other current assets		(589,442)
Deposits		(39,932)
Accounts payable		665,906
Accrued expenses and other current liabilities		238,857
Deferred revenue		78,187
Other		69,216
Net cash provided by operating activities		2,671,586
Cash flows from investing activities:		
Purchases of property and equipment		(2,340,512)
Proceeds from the sale of property and equipment		100,000
Net cash used in investing activities		(2,240,512)
Cash flows from financing activities:		
Principal payments on notes payable		(691,856)
Proceeds from issuance of notes payable		2,003,934
Member distributions		(222,398)
Net cash provided by financing activities		1,089,680
Increase in cash and cash equivalents		1,520,754
Cash and cash equivalents, beginning of year		646,263
Cash and cash equivalents, end of year	$	2,167,017
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	139,926

See notes to financial statements.

Modern Times, LLC

Notes to Financial Statements
See Independent Auditor's and Accountant's Report

Note 1.   Nature of Organization and Summary of Significant Accounting Policies

Organization: Founded in 2012, Modern Times, LLC (the Company or Modern Times) is a craft brewery headquartered in San Diego, California. Modern Times operates production facilities, tasting rooms and retail stores in San Diego, and is in the process of launching similar facilities in both Los Angeles and Anaheim during 2017. Approximately 90 percent of the Company's revenue is generated from the sale of craft beer.

A summary of significant accounting policies is as follows:

Basis of presentation: The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of estimates: The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts and related disclosures of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions made by management are used for, but not limited to, assessing the collectibility of accounts receivable, capitalized labor and overhead costs, useful lives, carrying values and recoverability of long-lived assets, and inventory reserves. Actual results could vary from the estimates that were used.

Cash and cash equivalents: The Company maintains its cash accounts at various high credit quality financial institutions. Accounts at these banks are insured by the Federal Deposit Insurance Corporation. The Company's accounts at these institutions, at times, may exceed the federally insured limits. The Company has not experienced any losses in such accounts. The Company considers financial instruments with original maturities of 90 days or less to be cash equivalents. There were no cash equivalents at December 31, 2016.

Accounts receivable: The Company sells and grants credit to customers throughout the United States. The Company performs ongoing credit evaluations of its customers who are mostly distributors and generally requires no collateral, and does not charge interest on past-due balances. There was no valuation allowance for uncollectible amounts as of December 31, 2016, as management believes all accounts to be collectible.

Inventory: Inventories consist of raw materials, work in process, finished goods and other supplies. Raw materials, which principally consist of hops, malts, other brewing materials and packaging, are stated at the lower of cost (weighted average) or market value. The cost elements of work in process and finished goods inventory consist of raw materials, direct labor and manufacturing overhead, net of a provision for excess or expired inventory. There was no reserve as of December 31, 2016.

Customer deposits: Upon shipment of beer, the Company collects a refundable deposit on kegs and pallets, which is included in current liabilities in the Company's balance sheet. Upon return of the kegs and pallets to the Company, the deposit is refunded to the customer.

Property and equipment: Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets, as follows:

	Years
Machinery and equipment	5
Transportation equipment	5

Note 1.   Nature of Organization and Summary of Significant Accounting Policies (Continued)

Leasehold improvements are amortized on a straight-line basis over the shorter of the remaining lease term or the lives of the respective assets.

Maintenance and repairs are charged to expense as incurred. Expenditures that materially extend the remaining useful lives of assets are capitalized.

Costs incurred to build or refurbish property and equipment are capitalized as construction in progress; however, the Company does not begin incurring depreciation expense until a project is complete and the asset is placed in service.

Long-lived assets: For long-lived assets other than goodwill, the guidance on impairment or disposal of long-lived assets under Accounting Standards Codification Topic 360, Property, Plant and Equipment, requires the evaluation for impairment whenever events or changes in circumstances have indicated that an asset may not be recoverable. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest charges) is less than the carrying value of the assets, the assets will be written down to the estimated fair value and such loss is recognized in income from continuing operations in the period in which the determination is made. Management has determined that no impairment of long-lived assets currently exists.

Revenue recognition: Revenue is recognized when the risks of ownership have passed to the customer, generally upon shipment or delivery of product, provided collectibility is reasonably assured. If the conditions for revenue recognition are not met, the Company defers the revenue until all conditions are met. The Company has deferred $229,964 in revenue related to fees collected for its membership program. Revenue will be recognized upon the delivery of these items in connection with the release and delivery of a number of special-release products, which is expected to occur through the end of 2017.

Excise taxes: The Company is responsible for compliance with the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Treasury Department's (the TTB) regulations, which include making timely and accurate excise tax payments. The Company is subject to periodic compliance audits by the TTB.

Individual states also impose excise taxes on alcohol beverages in varying amounts. The Company calculates its excise tax expense based upon units produced and on its understanding of applicable excise tax laws.

Cost of sales: The following expenses are included in cost of sales: raw material costs; packaging costs; costs and income related to deposit activity; purchasing and receiving costs; manufacturing labor and overhead; brewing and processing costs; inspection costs relating to quality control; inbound freight charges; depreciation expense related to manufacturing equipment; and warehousing costs, which include rent, labor and overhead costs.

Shipping and handling costs: The Company includes shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with inbound freight are generally recorded in cost of sales, while costs associated with outbound freight are generally recorded in selling, general and administrative expenses.

Modern Times, LLC

Note 1.   Nature of Organization and Summary of Significant Accounting Policies (Continued)

Advertising and promotion costs: In lieu of traditional advertising, the Company actively uses social media and participates in various community and nonprofit events. The Company expenses costs associated with these activities as incurred. Advertising and promotion expense was $3,509 for the year ended December 31, 2016 and is included in selling, general and administrative expense.

Income taxes: As a limited liability company, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. The tax years 2012 to 2016 remain open to examination by federal and state taxing authorities.

Balance sheet details:

Inventory: Inventory is composed of the following at December 31, 2016:

Raw materials	$ 514,538
Work in process	329,927
Finished goods	300,386
Other	140,052
	$ 1,284,903

Property and equipment: The following is a summary of property and equipment at December 31, 2016:

Machinery and equipment	$ 4,466,542
Leasehold improvements	1,338,550
Transportation equipment	208,751
	6,013,843
Less accumulated depreciation and amortization	(1,565,643)
	4,448,200
Construction in progress	179,262
	$ 4,627,462

Accrued expenses and other current liabilities: Accrued expenses and other current liabilities consist of the following at December 31, 2016:

Keg deposits	$ 289,410
Accrued compensation	100,704
Sales tax payable	89,712
Credit cards	42,757
Other accruals	6,430
	$ 529,013

Modern Times, LLC

Note 1.   Nature of Organization and Summary of Significant Accounting Policies (Continued)

Recent accounting pronouncements: In December 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-20, *Technical Corrections and Improvements to Topic 606: Revenue From Contracts With Customers*. The amendments in ASU 2016-20 affect narrow aspects of the guidance issued in ASU 2014-09, *Revenue From Contracts With Customers*, which requires that a company recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which the company expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2018 using either of two methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). The Company has not yet selected a transition method and is currently evaluating the impact the pending adoption of ASU 2016-20 will have on its financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently evaluating the effect of the new standard on its financial statements.

In July 2015, the FASB issued ASU 2015-11, *Inventory (Topic 330): Simplifying the Measurement of Inventory*. The amendments in the ASU require entities that measure inventory using the first-in, first-out or average cost methods to measure inventory at the lower of cost and net realizable value. Net realizable value is defined as estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal and transportation. This ASU will be effective for the Company for fiscal years beginning after December 15, 2016. Early adoption of ASU 2015-11 is permitted. The Company is currently evaluating the effects that adoption of this guidance will have on its financial statements.

In April 2015, the FASB issued ASU 2015-03, *Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs*. The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs is not affected by the amendments in this ASU. The amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. The adoption of this ASU did not have a significant impact on the Company's financial statements.

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Modern Times, LLC

Notes to Financial Statements
See Independent Auditor's and Accountant's Report

Note 2.   Line of Credit

During April 2015, the Company entered into a credit agreement with a commercial bank that provides a line of credit with maximum borrowings of $200,000. Debt under this agreement is personally guaranteed by the majority member. In September 2016, the Company amended the original agreement to increase the maximum borrowings to $400,000. The outstanding balance under the line of credit bears interest at 5.25 percent. The line of credit is due on April 1, 2017 and had an outstanding balance of $0 as of December 31, 2016, with an available borrowing balance of $400,000. The credit agreement contains certain restrictive covenants, including minimum debt to equity and fixed-charge coverage ratios, and financial performance and reporting requirements.

Note 3.   Notes Payable

During various dates in 2015 and 2016, the Company entered into six notes payable agreements with a financial institution, borrowing $3,028,550, with annual interest rates ranging between 5.25 percent and 6.25 percent and due at various dates throughout 2017 and 2023. Debt under these agreements is personally guaranteed by the majority member and collateralized by all inventory and equipment of the Company. The outstanding balance under these agreements was $2,520,681 as of December 31, 2016. The note agreements contains certain restrictive covenants, including minimum debt to equity and fixed-charge coverage ratios, and financial performance and reporting requirements.

The Company has various equipment and vehicle notes payable with several financial institutions. The notes bear interest at fixed rates ranging from 1.9 percent to 22 percent, are due at various dates throughout 2017 and 2021, are collateralized by the underlying equipment and vehicles, and have an outstanding balance of $284,744 as of December 31, 2016.

In October 2016, the Company entered a note payable agreement with a financial institution, borrowing $188,952, with an annual interest rate of approximately 6.75 percent. The outstanding balance under this agreement was $171,732 as of December 31, 2016 and is due in 2019.

The following is a schedule of the future minimum principal payments required under the notes payable as of December 31, 2016:

Years ending December 31:

2017	$	761,969
2018		607,081
2019		527,167
2020		464,295
2021		464,709
Thereafter		151,936
	$	2,977,157

Note 4.   Members' Equity

Under the terms of the Company's Operating Agreement, the Company is authorized to issue an aggregate of 55 Membership Interests, or any class or series as determined by the Managing Member. As of December 31, 2016, the Company maintains two classes of Membership Interest, defined as Class A and Class B units.

Modern Times, LLC

Notes to Financial Statements
See Independent Auditor's and Accountant's Report

Note 4. Members' Equity (Continued)

For each class of Membership Interest, the Company is authorized to issue the following as of December 31, 2016 (listed in order of preference):

	Units
Class B	27.5
Class A	27.5
	55.0

Class B units: Class B units are reserved for the founder of the Company and were granted in September 2012. The Class B Member has all voting rights applicable to the units on all matters requiring approval of Members. In accordance with the Operating Agreement, the Company is authorized to issue 27.5 Class B units. Class B unit grants required no additional capital contributions.

Class A units: Class A units are reserved for capital contributions purchased for cash. Class A Members, unless also appointed or hired as an officer or other employee, shall not participate in the day-to-day operation of the business affairs of the Company. In accordance with the Operating Agreement, the Company is authorized to issue 27.5 Class A units with a value of $50,000 per unit. As of December 31, 2016, there are 25 Class A units outstanding, all of which were issued in September 2012 for aggregate proceeds of $1,250,000. The remaining 2.5 shares are held in reserve for employees as additional compensation.

Rights, preferences and privileges: In accordance with the terms of the Operating Agreement, the Managing Member is the sole owner of the Class B units. No other Member other than the Managing Member shall have authority to undertake or assume any obligation, debt, duty or responsibility on behalf of the Company.

The Membership Interests do not accrue interest or dividends and are not redeemable or convertible. Distributions are made for the members' allocated tax liability from the Company. Profits and losses, distributions and other allocations are to be allocated per the terms of the Operating Agreement.

Upon reorganization of the Company into a corporation, the relative rights, preferences and privileges of the Members set forth in the Operating Agreement shall be maintained to similar rights and preferences.

Note 5. Employee Benefit Plan

The Company has a qualified 401(k) employee savings and profit sharing plan for the benefit of its employees. Employees who have completed at least one month of service are eligible to participate in the plan. Under the plan, employees can contribute and defer taxes on compensation contributed. The Company also has the option to make a profit sharing contribution to the plan. Company contributions to the plan for the year ended December 31, 2016 were approximately $72,000.

Note 6. Commitments and Contingencies

The Company is party to various purchase agreements with its suppliers of hops and malt products. The agreements expire at various future dates; however, the Company has the right to cancel contracts with no penalty at any point in time.

Modern Times, LLC

Notes to Financial Statements
See Independent Auditor's and Accountant's Report

Note 6. Commitments and Contingencies (Continued)

Operating leases: The Company leases certain production, office and warehouse facilities and related equipment under noncancelable operating lease agreements that expire on various dates through 2027. Some of these lease agreements require the Company to pay taxes, maintenance, insurance and other occupancy expenses, and contain escalation clauses and renewal options. Total rent expense for the year ended December 31, 2016 was as follows:

Facility rent	$	512,201
Kegs		360,792
Equipment		69,419
	$	942,412

The following is a schedule of future minimum rental payments required under the operating lease agreements:

Years ending December 31:

2017	$	955,233
2018		1,312,344
2019		1,393,680
2020		1,479,773
2021		1,470,124
Thereafter		7,647,507
	$	14,258,661

Note 7. Concentrations

Major customers: The Company had revenues from one distributor that represents more than 10 percent of net revenues, totaling $6,832,577, or 46 percent, for the year ended December 31, 2016. Amounts due from this customer represented $464,388, or 46 percent, of the Company's account receivable balance as of December 31, 2016.

Note 8. Subsequent Events

The Company has evaluated subsequent events through March 29, 2017, which is the date the Company's financial statements were available to be issued. There are no subsequent events for disclosure.